# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001645595

## Reporting persons
- Bayswater Exploration & Production, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 3,656,099; shared voting power 0; sole dispositive power 3,656,099; shared dispositive power 0; aggregate amount beneficially owned 3,656,099 (9.8% of the class)
  Comment: Percentage of class calculated based on 37,533,488 pro forma issued and outstanding shares of common stock ("Common Stock") of Prairie Operating Co., a Delaware corporation (the "Issuer"), as of December 31, 2024, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on March 26, 2025.
- Bayswater Management Company LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,656,099; shared voting power 0; sole dispositive power 3,656,099; shared dispositive power 0; aggregate amount beneficially owned 3,656,099 (9.8% of the class)
  Comment: Percentage of class calculated based on 37,533,488 pro forma issued and outstanding shares of Common Stock of the Issuer as of December 31, 2024, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on March 26, 2025.

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, TX, 77007

## Item 2. Person Filing
Name of person filing:
(i) Bayswater Exploration & Production, LLC

(ii) Bayswater Management Company LP
Address of principal business office or, if none, residence:
(i) 730 17th Street, Suite 500, Denver, Colorado 80202

(ii) 730 17th Street, Suite 500, Denver, Colorado 80202
Citizenship:
(i) Colorado limited liability company

(ii) Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
On March 26, 2025, 3,656,099 shares (the "Shares") of Common Stock of the Issuer were issued to Bayswater Exploration & Production, LLC ("Bayswater E&P") pursuant to that certain Purchase and Sale Agreement, dated as of February 6, 2025, by and among the Issuer, Otter Holdings, LLC, Prairie SWD Co., LLC, Prairie Gathering I, LLC, Bayswater Resources LLC, Bayswater Fund III-A, LLC, Bayswater Fund III-B, LLC, Bayswater Fund IV-A, LP, Bayswater Fund IV-B, LP, Bayswater Fund IV-Annex, LP and Bayswater E&P (the "PSA"). As the sole record holder of the Shares, Bayswater E&P may be deemed to beneficially own the Shares. Pursuant to the PSA, Bayswater E&P was designated by the Sellers as the Sellers' Representative (in each case, as defined in the PSA) to whom the Shares were to be issued by the Issuer. The filing of this Schedule 13G shall not constitute an admission that Bayswater E&P is a beneficial owner of the Shares.

Because Bayswater Management Company LP ("Bayswater Management") is the manager or general partner of, or that controls, each entity that sold assets to the Issuer pursuant to the PSA, Bayswater Management may be deemed to indirectly beneficially own the Shares that are held by Bayswater E&P. The filing of this Schedule 13G shall not constitute an admission that Bayswater Management is a beneficial owner of the Shares.
Percent of class:
(i) Bayswater E&P: 9.8%

(ii) Bayswater Management: 9.8%

Percentage of class calculated based on 37,533,488 pro forma issued and outstanding shares of Common Stock of the Issuer as of December 31, 2024, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on March 26, 2025.
Sole power to vote or to direct the vote:
(A) Bayswater E&P: 3,656,099

(B) Bayswater Management: 3,656,099
Shared power to vote or to direct the vote:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0
Sole power to dispose or to direct the disposition:
(A) Bayswater E&P: 3,656,099

(B) Bayswater Management: 3,656,099
Shared power to dispose or to direct the disposition:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of April 2, 2025, by and between Bayswater Exploration & Production, LLC and Bayswater Management Company LP

## Signatures
- Bayswater Exploration & Production, LLC: /s/ Victor Wind, Victor Wind/Senior Vice President and Chief Financial Officer, Bayswater Management Company LP, its manager (04/02/2025)
- Bayswater Management Company LP: /s/ Victor Wind, Victor Wind/Senior Vice President and Chief Financial Officer (04/02/2025)